UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

SCHEDULE 13D

Under the Securities Exchange Act of 1934

(Amendment No. 2)

Tuniu Corporation

(Name of Issuer)

Class A Ordinary Shares, par value US$0.0001 per share

(Title of Class of Securities)

89977P106(1)

(CUSIP Number)

Mr. Kai Li

Hong Kong Praise Tourism Investment Limited

Unit 402, 4th Floor, Fairmont House

No. 8 Cotton Tree Drive, Admiralty, Hong Kong

(852) 3107-0682

Mr. Huiping Zhou

BHR (Shanghai) Investment Fund IV, L.P.

Unit 3101, 31/F, Tower 2

China Central Place 79 Jianguo Road

Chaoyang District, Beijing 100025, China

(8610) 5969-5858

Mr. Jie Zhu

BHR (Shanghai) Investment Fund IV, L.P.

20F, Tower A, Hainan Airlines Plaza,

B-2, East 3rd Ring North Road,

Chaoyang District, Beijing, 100027 China

(8610) 6019-5322

(Name, Address and Telephone Number of Person Authorized to Receive Notices and Communications)

With a copy to:

Craig A. Roeder

Baker & McKenzie LLP

300 East Randolph Street

Chicago, Illinois 60601

(312) 861-8000

July 6, 2016

(Date of Event Which Requires Filing of this Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of §§240.13d-1(e), 240.13d-1(f) or 240.13d-1(g), check the following box  ☐.

(1)	There is no CUSIP number for the Issuer’s Class A Ordinary Shares. The indicated CUSIP number applies to the Issuer’s American Depositary Shares, each representing three Class A Ordinary Shares.

CUSIP No. 89977P106	13D	Page 2 of Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY] BHR (Shanghai) Investment Fund IV, L.P.
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUND OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION People’s Republic of China
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 96,413,107
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 96,413,107
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,413,107
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.49%
14	TYPE OF REPORTING PERSON PN

CUSIP No. 89977P106	13D	Page 3 of Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY] BHR Winwood Investment Management Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUND OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 96,413,107
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 96,413,107
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,413,107
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.49%
14	TYPE OF REPORTING PERSON CO

CUSIP No. 89977P106	13D	Page 4 of Pages

1	NAMES OF REPORTING PERSONS I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS [ENTITIES ONLY] Hong Kong Praise Tourism Investment Limited
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUND OO
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) OR 2(e) ☐
6	CITIZENSHIP OR PLACE OF ORGANIZATION Hong Kong
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER -0-
	8	SHARED VOTING POWER 96,413,107
	9	SOLE DISPOSITIVE POWER -0-
	10	SHARED DISPOSITIVE POWER 96,413,107
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON 96,413,107
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) 25.49%
14	TYPE OF REPORTING PERSON CO

Item 1.	Security and Issuer.

This Amendment No. 2 to Schedule 13D (this “Amendment No. 2”) relates to the Class A ordinary shares, par value US$0.0001 per share (the “Class A Ordinary Shares”), of Tuniu Corporation, a company organized under the laws of the Cayman Islands (the “Issuer”), and amends the Statement on Schedule 13D filed by BHR (Shanghai) Investment Fund IV, L.P., a limited partnership organized under the laws of the People’s Republic of China (“BHR Fund”), and BHR Winwood Investment Management Limited, a company organized under the laws of Hong Kong (“BHR Winwood”), on February 1, 2016 (the “Initial Statement,” and together with the Amendment No. 1 filed on February 29, 2016 (“Amendment No. 1”), and this Amendment No. 2, the “Statement”). Except as specifically provided herein, this Amendment No. 2 does not modify any of the information previously reported in the Initial Statement or Amendment No. 1. Capitalized terms used but not defined in this Amendment No. 2 have the respective meanings set forth in the Initial Statement.

Item 2.	Identity and Background.

This Amendment No. 2 is being filed jointly pursuant to Rule 13d-1(a) under the Securities Exchange Act of 1934, as amended (the “Exchange Act”), by the following persons (each, a “Reporting Person” and collectively, the “Reporting Persons”):

(i)	Hong Kong Praise Tourism Investment Limited, a company organized under the laws of Hong Kong (“HK Praise Tourism”);

(ii)	BHR Fund; and

(iii)	BHR Winwood

The Reporting Persons have entered into a joint filing agreement relating to the joint filing of this Amendment No. 2 in accordance with Rule 13d-1(k)(1) under the Exchange Act, a copy of which is attached as Exhibit 7.1 to this Amendment No. 2.

The addresses of the principal executive offices of the Reporting Persons are:

HK Praise Tourism	Unit 402, 4th Floor, Fairmont House No. 8 Cotton Tree Drive, Admiralty, Hong Kong

BHR Fund	Unit 3101, 31/F, Tower 2, China Central Place, 79 Jianguo Road, Chaoyang District, Beijing 100025, China

BHR Winwood	Unit 3101, 31/F, Tower 2, China Central Place, 79 Jianguo Road, Chaoyang District, Beijing 100025, China

HK Praise Tourism is a company organized under the laws of Hong Kong formed for the purpose of investing in the Class A Ordinary Shares of the Issuer.

HK Praise Tourism and Beijing Capital Airlines Co. Limited (“Beijing Capital Airlines”), a controlled subsidiary of HNA Tourism Holding (Group) Co., Ltd., a company organized under the laws of the People’s Republic of China, entered into a Nominee Shareholding Agreement on May 1, 2016. Pursuant to this agreement, HK Praise Tourism has agreed to act as Beijing Capital Airlines’ nominee to purchase on the open market, hold, and dispose of the Class A Ordinary Shares of the Issuer in its own name. The agreement further provides that Beijing Capital Airlines shall receive all rights and interests attaching to the Class A Ordinary Shares, including but not limited to, all dividends, rights, warrants and proceeds of sale, and HK Praise Tourism shall, upon Beijing Capital Airlines’ request, transfer all distributions received from the Issuer to a bank account designated by Beijing Capital Airlines. Beijing Capital Airlines may supervise the acts of HK Praise Tourism. HK Praise Tourism is restricted from transferring, forfeiting, creating encumbrances on or otherwise disposing of the Class A Ordinary Shares without Beijing Capital Airlines’ prior written consent. If Beijing Capital Airlines desires to transfer any of the Class A Ordinary Shares, it shall provide written notice to HK Praise Tourism specifying the timing of transfer, price and number of Class A Ordinary Shares, and HK Praise Tourism shall proceed with the transfer in accordance with such notice.

Certain information with respect to the directors and executive officers of HK Praise Tourism is set forth on Schedule A to this Amendment No. 2, including each director’s and executive officer’s present principal occupation or employment, business address, citizenship and other information.

None of the Reporting Persons nor, to the knowledge of the Reporting Persons, any person identified on Schedule A to this Amendment No. 2 has, during the last five years, been (i) convicted in a criminal proceeding (excluding traffic violations or similar misdemeanors) or (ii) a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result of such proceeding was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, the United States federal or state securities laws or finding any violation with respect to such laws.

Item 3.	Source and Amount of Funds or Other Consideration.

HK Praise Tourism used funds contributed by Beijing Capital Airlines to purchase the shares.

Item 5.	Interest in Securities of the Issuer.

From June 2, 2016 to July 6, 2016, HK Praise Tourism purchased through the open market a total of 3,802,167 Class A Ordinary Shares of the Issuer, representing 1.005% of the outstanding Ordinary Shares of the Issuer, at prices ranging from $8.08 to $9.37. From July 7, 2016 to July 15, 2016, HK Praise Tourism purchased an additional 1,701,849 Class A Ordinary Shares of the Issuer, representing an additional 0.45% of the outstanding Ordinary Shares of the Issuer, at prices ranging from $8.87 to $9.70. As of July 18, 2016, HK Praise Tourism holds a total of 5,504,016 Class A Ordinary Shares of the Issuer.

Item 7.	Material to Be Filed as Exhibits.

The following documents are filed as exhibits to this Amendment No. 2:

Exhibit	Description

Exhibit 7.1	Joint Filing Agreement dated as of July 18, 2016 among the Reporting Persons

Exhibit 7.2	Power of Attorney

SCHEDULE A

DIRECTORS AND EXECUTIVE OFFICERS OF

HONG KONG PRAISE TOURISM INVESTMENT LIMITED

The following table sets forth the name, present occupation or employment and business address of each director and executive officer of Hong Kong Praise Tourism Investment Limited. Except as otherwise indicated, each such person is a citizen of the People’s Republic of China. The business address of Mr. Kai Li is Unit 402, 4th Floor, Fairmont House, No. 8 Cotton Tree Drive, Admiralty, Hong Kong.

Name	Present Occupation or Employment

Mr. Kai Li	Director

SIGNATURE

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and correct.

Dated: July 18, 2016

HONG KONG PRAISE TOURISM INVESTMENT LIMITED

By:	/s/ Kai Li
Name:	Kai Li
Title:	Director

BHR (SHANGHAI) INVESTMENT FUND IV, L.P.

By:	BEIJING JINGLVSHENGHONG
INVESTMENT MANAGEMENT CO., LTD

Its:	GENERAL PARTNER

By:	/s/ Jie Zhu
Name:	Jie Zhu
Title:	Legal Representative

By:	BHR RUILA (SHANGHAI) INVESTMENT MANAGEMENT CO., LTD

Its:	GENERAL PARTNER

By:	/s/ Chengang Zhu
Name:	Chengang Zhu
Title:	Executive Director

BHR WINWOOD INVESTMENT MANAGEMENT LIMITED

By:	/s/ Jie Zhu
Name:	Jie Zhu
Title:	Director